STRASBURGER & PRICE, LLP

600 Congress Avenue, Suite 1600

Austin, Texas 78701

512-499-3600

Fax: 512-536-5719

January 18, 2008

VIA FEDERAL EXPRESS AND EDGAR

Sandy Eisen

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 7010

100 F Street, NE

Washington, D.C. 20549

RE:	Tri-Valley Corporation

Form 10-K for the Fiscal Year Ended December 31, 2006

Filed April 2, 2007, Amended August 30, 2007 and November 13, 2007

File No. 001-31852

Dear Ms. Eisen:

On behalf of our client, Tri-Valley Corporation, we are writing to respond to your comment letter dated December 11, 2007. The following numbered responses correspond to the numbered comments in your December 11 letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

1.

We have reviewed your response to prior comment 2 in our letter dated October 23, 2007, and disagree with your conclusion. We believe that your sale of partial interests in GVPS and GVDC in 2006 should have resulted in gains or losses, as appropriate, and that the purchase of interests in 2007 should have been recorded at fair value. US GAAP requires such accounting unless specific accounting literature specifies otherwise. Please restate your historical financial statements accordingly and amend your Form 10-K for the subsequent three quarters. You should also consider whether, given the nature of the restatement, you should modify your disclosures concerning disclosure controls and procedures and internal controls over financial reporting in all of these filings. Your amendments should also incorporate changes for other comments we have issued where you indicate that you would comply in future filings.

Response:

Following our conference call on December 19, 2007, Tri-Valley’s management reviewed additional accounting literature including SFAS 94 and has tentatively decided to revise the consolidated balance sheets, statements of operations, statements of shareholders’ equity and statements of cash flows to treat the investment in majority owned subsidiaries in 2006 as Minority Interest. Attached as Appendix A are proposed revisions to Item 6, Selected Historical Financial Data, Item 7, MD&A, Item 8, Financial Statements, and Item 9A, Controls and

Procedures, that reflect this change. We will also revise the financial statements and controls and procedures discussions in the Forms 10-Q for 2007 accordingly.

In the second quarter of 2007, Tri-Valley purchased all of the GVDC membership units owned by third party investors. In addition, in 2007 Tri-Valley has purchased a few units from GVPS members who wished to sell their units, as an accommodation to those members, bringing Tri-Valley’s GVPS ownership interest up to 64%. In each case, the purchase price was the same as the issuance price, $1,000 per unit. Tri-Valley has determined that because revenue and expense from the operation of the subsidiaries was attributed to the minority interest repurchased in 2007, the company should record a gain or loss on the repurchase of those interests in each quarter, depending on the timing of the gain or loss attributed to the subsidiaries and the timing of the repurchases. Tri-Valley is analyzing the amount of gain or loss to be recorded in each quarter and will amend its 2007 quarterly reports to reflect those gains and losses on repurchase of the interests.

Form 10-Q for the quarter ended September 30, 2007

Management’s Discussion and Analysis

2.

Expand your discussions to provide greater detail regarding the increases in general and administrative expenses during each quarter. We note that this expense has nearly doubled during the first nine months of 2007 and represents a significant portion of your net losses.

Response:

Tri-Valley proposes to revise the last paragraph under Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Costs and Expenses, as follows:

General and administrative costs for the third quarter of 2007 were $2.6 million[,] an increase from $1.4 million in the same period of 2006. [For the nine month period, general and administrative costs were $7.8 million in 2007, an increase of $3.8 million from a total of $4.0 million in the first nine months of 2006.] ~~The increase was due to the expenses of our recently formed drilling subsidiaries, increased staff and capital formation expense.~~ [Increased salaries accounted for nearly 40% of this increase in the third quarter and 26% of the increase in the first nine months as we staffed the two drilling rig subsidiaries, hired drilling crew members and increased our general corporate staff. Insurance accounted for 17% of the increased G & A expense in the third quarter and 12% of the increase in the first nine months as we were required to obtain property and casualty insurance for the newly purchased drilling equipment. Increased outside consulting expense also accounted for 14% of the increase in the third quarter and 10% for the nine month period. The remainder of the increase was spread across all aspects of our general and administrative costs, reflecting the increased activity in the drilling sector and a general increase in corporate activity.]

3.	Expand your discussions to explain the business purpose for selling interest of GVPS and GVDC during 2006 but repurchasing portions of those interests during 2007.

Response:

Tri-Valley proposes to add the following paragraph to the MD&A immediately after the paragraph set forth above.

[In 2006 Tri-Valley’s subsidiaries, GVPS and GVDC sold membership units to private investors for approximately $6 million to raise funds to finance the purchase and refurbishing of drilling rigs operated by those companies. The membership units were issued and sold by the subsidiaries because Tri-Valley wanted to finance the rig purchases with outside equity investments rather than use its own working capital to finance the subsidiaries’ start-up operations. Membership units totaling 49% of the outstanding units of each subsidiary were sold to third parties. GVPS and GVDC were organized as LLCs to allow the pass-through of operating losses to investors during the stage at which they were incurring losses from start-up operations.

The subscription agreements for the sale of membership units by GVPS and GVDC each contained provisions permitting them to repurchase the units at the original purchase price. The subsidiaries incorporated this repurchase right in the subscription agreements with the investors by mutual agreement because Tri-Valley wanted to keep open its option to own and operate the drilling rig subsidiaries as wholly owned subsidiaries at a point where it had sufficient working capital to allow it to do so. In the second quarter of 2007, we exercised the right to repurchase all of the minority interest GVDC, which operates the rig in Nevada. We also agreed to repurchase approximately $200,000 of interests in GVPS at the request of two of the outside investors in GVPS.]

We would appreciate receiving any additional comments you may have on these proposed revisions prior to our filing the amended Form 10-K. Please contact us if you have questions or require additional information.

Very truly yours,

Lee Polson

cc:	Kimberly Calder, Assistant Chief Accountant
Audit Committee, Tri-Valley Corporation

APPENDIX A

FORM 10-K/A-4

PROPOSED CHANGES

ITEM 6 Selected Historical Financial Data

On page 17, insert minority interest into table, as follows:

Year Ended December 31,
	2006	2005	2004	2003	2002
Income Statement Data:
Revenues	$ 4,936,723	$ 12,526,110	$ 4,498,670	$ 6,464,245	$ 6,284,908
Operating Income (Loss)	$ (5,881,276)	$ (4,919,707)	$ (1,097,999)	$ 456,109	$ 769,130
Loss from discontinued operations	$ (4,774,840)	$ (4,810,364)	$ (73,006)	$ 0	$ 0
Gain on disposal of discontinued operations	$ 9,715,604	$ 0	$ 0	$ 0	$ 0
Income (loss) before minority interest	$ (940,512)	$ (9,730,071)	$ (1,171,005)	$ 456,109	$ 769,130
Minority interest	$ (27,341)	$ 0	$ 0	$ 0	$ 0
Net loss	~~$ (940,512)~~ $ (913,171)	$ (9,730,071)	$ (1,171,005)	$ 456,109	$ 769,130
Basic Earnings per share:
Income (loss) from continuing operations	$ (0.25)	$ (0.22)	$ (0.05)	$ 0.02	$ 0.04
Income (loss) from dis- continued operations, net	$ 0.21	$ (0.21)	$ (0.01)	$ 0.00	$ 0.00
Basic Earnings Per Share	$ (0.04)	$ (0.43)	$ (0.06)	$ 0.02	$ 0.04

Balance Sheet Data:
Property and Equipment, net	$ 12,076,043	$ 13,635,981	$ 1,778,208	$ 1,543,121	$ 1,974,501
Total Assets	$ 28,654,125	$ 19,738,730	$14,473,326	$ 8,341,782	$ 4,634,874
Long Term Obligations	$ 2,963,562	$ 4,528,365	$ 6,799	$ 16,805	$ 26,791
Minority Interest	$ 5,410,746	$ 0	$ 0	$ 0	$ 0
Stockholder's Equity	~~$ 16,643,618~~  $ 11,232,872	$ 7,572,720	$ 6,796,903	$ 1,851,783	$ 1,262,306

ITEM 7 Management’s Discussion and Analysis of Financial Condition

Financial Condition

On page 26, revise the second paragraph as follows:

Shareholder equity increased from $7.6 million in 2005 to $11.2 ~~$16.6~~ million for 2006. This increase was due mainly to the net proceeds from issuance of common stock in the amount of $2.4 million and additional ~~. Additional~~ paid in capital from warrants and stock options in the amount of 1.5 million~~, and~~ . We recorded the sale of minority equity interests in the Great Valley Drilling Company and Great Valley Production Company on the balance sheet as “minority interest” ~~capital contributions (a $5.4 million increase)~~.

ITEM 8 Financial Statements

Balance Sheet – Liabilities and Stockholders’ Equity

On page 32, revise the consolidated balance sheets as follows:

LIABILITIES AND STOCKHOLDERS’ EQUITY
	December 31,
	___2006___	___2005___

Current liabilities
Notes payable	$ 619,069	$ 966,649
Notes payable – related parties	501,036	-
Accounts payable and accrued expenses	2,237,116	1,190,604
Amounts payable to joint venture participants	280,815	161,747
Advances from joint venture participants, net	5,408,909	5,318,645

Total current liabilities	9,046,945	7,637,645

Non-Current Liabilities
Due to joint ventures	-	201,748
Asset Retirement Obligation	216,714	92,108
Long-term portion of notes payable – related parties	698,963	-
Long-term portion of notes payable	2,047,885	4,234,509

Total non-current liabilities	2,963,562	4,528,365
Total liabilities	12,010,507	12,166,010

Minority Interest – Great Valley Drilling Company, LLC and Great Valley Production Services Company, LLC	5,410,746	-

Stockholders’ equity
Common stock, $.001 par value; 100,000,000 shares
authorized; 23,546,655 and 22,806,176 issued and
outstanding at December 31, 2006, and 2005	23,407	22,806
Less: common stock in treasury, at cost,
100,025 shares at December 31, 2006 and 2005.	(13,370)	(13,370)

Capital in excess of par value	28,692,780	25,629,775
Additional paid in capital – warrants	247,313	-
Additional paid in capital – stock options	1,262,404	-
~~Additional paid in capital – Great Valley Drilling Company, LLC and Great Valley Production Services Company LLC~~	~~5,438,087~~	~~-~~
Accumulated deficit	(18,979,662) ~~(19,007,003)~~ 	(18,066,491)

Total stockholders’ equity	11,232,872 ~~16,643,618~~	7,572,720

Total liabilities and stockholder’s equity	$ 28,654,125	$ 19,738,730

Consolidated Statements of Operations

Revise Consolidated Statements of Operations on page 33 as follows:

	__For the Years Ended December 31,_
	___ 2006 ___	___ 2005 ___	___ 2004 ___

Revenues
Sale of oil and gas	$ 1,029,606	$ 901,159	$ 799,474
Rig income	873,368	-	-
Royalty income	-	883	674
Partnership income	45,000	30,000	30,000
Interest income	72,707	118,608	45,990
Drilling and development	2,497,256	11,422,234	3,559,500
Other income	418,786	53,226	63,032

Total revenues	4,936,723	12,526,110	4,498,670

Costs and expenses
Mining exploration costs	510,583	4,112,717	994,151
Production costs	388,700	93,429	144,101
Drilling and development	1,799,792	9,267,621	2,224,793
Rig operating expenses	566,649	-	-
General and administrative	6,110,921	3,521,311	2,066,198
Interest	396,672	118,047	33,332
Depreciation, depletion and amortization	585,439	242,527	21,699
Impairment of acquisition costs	459,243	90,165	112,395
Total costs and expenses	10,817,999	17,445,817	5,596,669

Loss from continuing operations, before income taxes and discontinued operations	(5,881,276)	(4,919,707)	(1,097,999)
Tax provision	-	-	-

Loss from continuing operations, before discontinued operations	(5,881,276)	(4,919,707)	(1,097,999)

Loss from discontinued operations (Note 12)	(4,774,840)	(4,810,364)	(73,006)
Gain on disposal of discontinued operations (Note 12)	9,715,604	-	-

Loss before minority interest	$ (940,512)	$ (9,730,071)	$ (1,171,005)

Minority interest	(27,341)	-	-

Net loss	$ (913,171) ~~$ (940,512)~~	$ (9,730,071)	$ (1,171,005)

Basic net loss per share:
Loss from continuing operations	$ (0.25)	$ (0.22)	$ (0.05)
Income (loss) from discontinued operations, net	$ 0.21	$ (0.21)	$ (0.01)
Basic loss per common share	$ (0.04)	$ (0.43)	$ (0.06)

Weighted average number of shares outstanding	23,374,205	22,426,580	20,507,342

Potentially dilutive shares outstanding	26,377,537	25,030,468	23,060,942

No dilution is reported since net income is a loss per SFAS 128

Consolidated Statements of Stockholders’ Equity

Revise the Consolidated Statements of Stockholders’ Equity on page 34 as follows:

					Additional	~~Additional~~
					Paid in	~~Paid in~~
	Total			Capital in	Warrants &	~~Capital~~	Common	Accumu-
	Common	Treasury	Par	Excess of	Stock	~~GVDC /~~ 	Stock	lated	Treasury	Stockholders’
	Shares	Shares	Value	Par Value	Options	~~GVPS~~	Receivable	Déficit	Stock	Equity

Balance at December 31, 2003	20,097,627	100,025	$ 20,115	$ 9,010,453	-	-	-	$(7,165,415)	$(13,370)	$ 1,851,783
Issuance of common stock	1,738,425	-	1,721	6,761,354	-	-	-	-	-	6,763,075
Stock issuance cost	-	-	-	(646,200)	-	-	-	-	-	(646,200)
Common stock receivable	-	-	-	-	-	-	(750)	-	-	(750)
Net loss	-	-	-	-	-	-	-	(1,171,005)	-	(1,171,005)

Balance at December 31, 2004	21,836,052	100,025	21,836	15,125,607	-	-	(750)	(8,336,420)	(13,370)	6,796,903
						-
Issuance of common stock	970,124	-	970	9,199,610	-	-	-	-	-	9,200,580
Stock issuance cost	-			(432,067)	-	-	-	-	-	(432,067)
Common stock receivable	-			-	-	-	750	-	-	750
Drilling program equity	-			1,736,625	-	-	-	-	-	1,736,625
Net loss	-			-	-	-	-	(9,730,071)	-	(9,730,071)

Balance at
December 31, 2005	22,806,176	100,025	$ 22,806	$25,629,775	-	-	-	$(18,066,491)	$(13,370)	$ 7,572,720

Issuance of common stock	740,479		601	3,373,745	-	-	-	-	-	3,374,346
Stock issuance cost	-	-	-	(310,740)	-	-	-	-	-	(310,740)
Warrants (see note 10)	-	-	-	-	$ 247,313	-	-	-	-	247,313
Stock Based Compensation (see note 5)	-	-	-	-	1,262,404	-	-			1,262,404
~~Great Valley Drilling / GVPS~~	~~-~~	~~-~~	~~-~~	~~-~~	~~-~~	~~$ 5,438,087~~	~~-~~			~~5,438,087~~
Net loss	-	-	-	-	-	-	-	(913,171) ~~(940,512)~~		(913,171) ~~(940,512)~~
Balance at
December 31, 2006	23,546,655	100,025	$ 23,407	$28,692,780	$1,509,717	~~$ 5,438,087~~	-	$(19,007,003)	$(13,370)	$11,232,872 ~~$ 16,643,618~~

Consolidated Statements of Cash Flows

Revise the Consolidated Statements of Cash Flows on page 35 as follows:

	For the Years Ended December 31,
	2006	2005	2004

CASH PROVIDED (USED) BY OPERATING ACTIVITIES
Net loss	$ (913,171) ~~(940,512)~~	$(9,730,071)	$(1,171,005)
Loss from discontinued operations	4,774,840	4,810,364	73,006
Gain on disposal of discontinued operations, net	(9,715,604)	-	-

Loss from continuing operations	(5,853,935) ~~(5,881,276)~~	(4,919,707)	(1,097,999)
Adjustments to reconcile net (loss) to net cash
provided (used) by operating activities:
Depreciation, depletion, and amortization	585,439	242,527	21,699
Impairment, dry hole and other disposals of property	459,243	90,165	112,395
Minority interest	(27,341)	-	-
Stock-based compensation costs, net of taxes	1,262,404	-	-
Warrant costs from issuance of restricted common stock	247,313	-	-
(Gain) or loss on sale of property	-	131,766	-
Property, mining claims & services paid with common stock	-	5,666,575	804,180
Changes in operating capital:
(Increase) decrease in accounts receivable	85,419	(89,862)	(28,183)
(Increase) decrease in prepaids	-	53,527	(31,719)
(Increase) decrease in deposits and other assets	(19,088)	(14,874)	87,671
Increase (decrease) in income taxes payable	-	-	(39,000)
Increase (decrease) in accounts payable and accrued expenses	635,880	(445,454)	552,064
Increase (decrease) in amounts payable to joint venture participants and related parties	(82,680)	263,380	8,840
Increase (decrease) in advances from joint venture
Participants	90,264	(1,003,031)	674,526

Net cash provided by (used in) continuing operations	(2,617,082)	(24,988)	1,064,474
Net cash provided by (used in) discontinued operations	543,073	(4,446,650)	(41,287)
Net Cash Provided (Used) by Operating Activities	(2,074,009)	(4,471,638)	1,023,187

	For the Years Ended December 31,
	2006	2005	2004

CASH PROVIDED (USED) BY INVESTING ACTIVITIES
Proceeds from sale of property	461,752	-	-
Proceeds from sale of discontinued operations	13,838,625	-	-
Capital expenditures	(5,760,034)	(6,494,822)	(242109)
(Investment in) advance to joint project	-	-	(150,000)

Net cash provided by (used in) continuing operations	8,540,343	(6,494,822)	(392,109)
Net cash provided by (used in) discontinued operations	(225,042)	(4,256,602)	(127,072)

Net Cash Provided (Used) by Investing Activities	8,315,301	(10,751,424)	(519,181)

CASH PROVIDED (USED) BY FINANCING ACTIVITIES
Proceeds from long-term debt	1,017,559	-	-
Proceeds from long-term debt – related parties	1,200,000	3,666,765	-
Principal payments on long-term debt	(4,909,204)	(311,673)	(10,006)
Net proceeds from minority interest holders ~~additional paid in capital~~ – Great Valley Drilling Company, LLC /Great Valley Production Company, LLC	5,438,087	-	-
Net Proceeds from issuance of common stock	2,442,890	3,101,938	5,310,224

Net cash provided by (used in) continuing operations	5,189,332	6,457,030	5,301,939
Net cash provided by (used in) discontinued operations	(709,330)	1,830,033	-

Net Cash Provided (Used) by Financing Activities	4,480,002	8,287,063	5,301,939

Net Increase (Decrease) in Cash and Cash Equivalents	$ 10,721,294	$(6,935,999)	$ 5,805,945

Cash at Beginning of Year	4,876,921	11,812,920	6,006,975

Cash at End of Year	$ 15,598,215	$ 4,876,921	$11,812,920

Interest paid	$ 352,815	$ 377,943	$ 33,332

Income taxes paid	$ -	$ -	$ -

Property & services paid with common stocks	$ 620,716	$ 2,662,075	$ 92,200

Stock issued to exchange mining claims	$ -	$ 3,004,500	$ 712,000

ITEM 9A Controls and Procedures

Add the following paragraph below the first set of bullet points (ending in “share based arrangements”) on page 67:

In 2006 we sold minority equity interests in our two drilling rig subsidiaries, GVPS and GVDC, for approximately $5.4 million. We originally recorded the proceeds from these interests on our balance sheet as additional paid in capital. In early 2008, management determined that these interests should properly have been recorded as “minority interest” on the balance sheet and not paid in capital. In this amendment to our 2006 Form 10-K/A, we have restated our balance sheet to record the proceeds from selling these interests as “minority interest” and reduced our stockholders’ equity accordingly. Total liabilities and stockholders’ equity remain unchanged. The restatement of our balance sheet is also an indication that a material weakness existed and that our internal control over financial reporting were not effective at December 31, 2006.